NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

NYSE Arca, Inc. hereby notifies the SEC of its intention to remove the entire class of the Voting Common Stock, $.01 par value per share, of Life Sciences Research, Inc. ('Company') from listing and registration on the Exchange at the opening of business on December 7, 2009, pursuant to the provisions of Rule 12d2-2 (a)(3) .

On November 23, 2009, shareholders of the Company's Voting Common Stock approved the merger agreement by and among the Company, Lion Holdings, Inc., and Lion Merger Corp. Pursuant to the merger agreement, each share of the Company's Voting Common Stock was converted into the right to receive $8.50
in cash, without interest and less any applicable withholding taxes.   The
merger became effective at on November 24, 2009.

As a result, the Voting Common Stock of Life Sciences Research, Inc . was suspended from trading on NYSE Arca prior to the opening on November 25, 2009.